UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Premier Biomedical, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

74048K104

(CUSIP Number)

Brian A. Lebrecht

c/o Clyde Snow & Sessions, P.C.

201 South Main Street, Suite 1300

Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74048K104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Borza
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,356,000(1)
	8.	SHARED VOTING POWER 22,500(2)
	9.	SOLE DISPOSITIVE POWER 3,356,000(1)
	10.	SHARED DISPOSITIVE POWER 22,500(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,500(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 2,320,000 Shares issuable upon exercise of warrants.
(2)	Includes 20,000 Shares owned by the Reporting Person’s wife and 2,500 Shares owned by his adult daughter.
(3)	Assumes exercise of 2,320,000 warrants held by the Reporting Person and based on 22,541,753 Shares outstanding as reporting by the Company on its Form 10-Q filed for the period ended June 30, 2015.

CUSIP No. 74048K104	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.00001, of Premier Biomedical, Inc., a Nevada corporation (the “Company”). The Company’s current principal executive offices are located at P.O. Box 31374, El Paso, Texas 79930.

Item 2. Identity and Background.

This Statement is being filed by John Borza (sometimes referred to as the “Reporting Person”). Mr. Borza’s address is 54641 Arrowhead Drive, Shelby Township, Michigan, 48315. Mr. Borza is a member of the Company’s Board of Directors. Mr. Borza is currently the President and Chief Executive Officer of Value Innovation, LLC, a consulting firm focused on value engineering and creative problem solving, located at 54641 Arrowhead Drive, Shelby Township, Michigan 48315. During the last five years, Mr. Borza has not been convicted in a criminal proceeding. During the last five years, Mr. Borza has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Mr. Borza is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person first became subject to the reporting requirements of Section 13D on October 18, 2012. At that time, the Reporting Person beneficially owned 1,178,500 Shares, including 1,147,250 Shares issuable upon the exercise of warrants. For purposes of this Section 13D, the term “Share” or “Shares” means common stock of the Company. Assuming a total of 12,598,450 Shares outstanding, the Reporting Person then owned 9.3% of the outstanding Shares.

On February 20, 2013, the Reporting Person purchased 1,000,000 Shares in exchange for total consideration of $50,000, or $0.05 per Share, using personal funds. The Reporting Person’s beneficial ownership in the Shares increased by 8.1%, assuming 12,364,479 Shares then outstanding.

On March 15, 2013, the Reporting Person’s beneficial ownership in the Shares decreased by 2,500 Shares, including 1,250 Shares that could have been acquired upon exercise of a warrant, after the Reporting Person’s adult daughter moved out of the family home so that the Reporting Person was no longer had actual or presumed beneficial ownership over her interests in the Company.

On June 21, 2013, the Reporting Person exercised warrants to purchase a total of 20,000 Shares at an exercise price of $0.1 per Share. The Reporting Person’s beneficial ownership in the Shares increased by 0.1%, assuming 15,584,479 Shares then outstanding.

On July 2, 2013, the Reporting Person exercised warrants to purchase 6,000 Shares at an exercise price of $0.5 per Share. The Reporting Person’s beneficial ownership in the Shares increased by 0.04%, assuming 15,584,479 Shares then outstanding.

On March 31, 2014, the Reporting Person’s beneficial ownership in the Shares increased by 2,500 Shares after his adult daughter moved into the family residence. As a result, the Reporting Person is presumed to have beneficial ownership over his daughter’s interest in the Company and his beneficial ownership thereby increased by 0.01%, assuming 21,757,175 Shares then outstanding.

On November 18, 2014, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 1,200,000 Shares at an exercise price of $0.25 per Share. One half of the shares underlying this warrant vested on January 15, 2015, and the other half vested on June 15, 2015. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 2.7%, assuming 22,357,175 Shares outstanding on November 16, 2014, and by 5.2%, assuming 22,957,175 Shares outstanding on April 16, 2015.

CUSIP No. 74048K104	13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The Reporting Person first acquired an interest in the Shares in 2011, and at that time, the Reporting Person believed the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of Shares on the open market, in private transactions, upon exercise of warrants (described in Section 6, below) or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company’s business or corporate structure, including but not limited to, if the company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerate above.

The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, including: purchasing additional Shares, exercising warrants to purchase Shares, selling some or all of his Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person now beneficially owns 3,378,500 shares of Premier Biomedical Inc.’s common stock, which includes 2,320,000 Shares issuable upon the exercise of warrants held by the Reporting Person. Based on 22,541,753 shares issued and outstanding as reported on the Company’s Form 10-Q for the period ended June 30, 2015, plus 2,320,000 Shares issuable upon exercise of warrants held by the Reporting Person, the Reporting Person is currently the beneficial owner of 15.0% of the outstanding shares of Premier Biomedical, Inc.’s common stock.

CUSIP No. 74048K104	13D	Page 5 of 6 Pages

(b) The Reporting Person owns the following rights with respect to the shares of Premier Biomedical, Inc.’s common stock beneficially owned by him as of the date of this report:

Sole Voting Power: 3,356,000(1)

Shared Voting Power: 22,500(2)

Sole Dispositive Power: 3,356,000(1)

Shared Dispositive Power: 22,500(2)

(1)	Includes 2,320,000 Shares issuable upon exercise of warrants held by the Reporting Person.

(2)

Includes 20,000 Shares held by the Reporting Person’s wife, Deborah J. Borza and 2,500 Shares held by his daughter, Michelle Borza. Deborah and Michelle Borza’s address is 54641 Arrowhead Drive, Shelby Township, Michigan, 48315. Deborah Borza’s principal occupation and principal place of business are homemaker, 54641 Arrowhead Drive, Shelby Township, Michigan, 48315. Michelle Borza’s principal occupation and principal place of business are cashier at Pet Supplies Plus, 64920 Van Dyke Rd., Washington Township, Michigan, 48095. Neither Deborah nor Michelle Borza have, during the last five years, been convicted in a criminal proceeding. Similarly, neither have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such law. Both Deborah and Michelle Borza are citizens of the United States.

(c) In the past 60 days, the Reporting Person has effected the following transactions involving Shares of the Company:

(1) On October 7, 2015, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 600,000 Shares at an exercise price of $0.05 per Share. One half of the shares underlying this warrant vest on June 15, 2016, and the other half vest on December 15, 2016.

(d) The Reporting Person’s wife and daughter have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 20,000 and 2,500 Shares, respectively, which are registered in their names and reported in this repot as being beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 18, 2014, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 1,200,000 Shares at an exercise price of $0.25 per Share. One half of the shares underlying this warrant vested on January 15, 2015, and the other half vested on June 15, 2015. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 2.7%, assuming 22,357,175 Shares outstanding on November 16, 2014, and by 5.2%, assuming 22,957,175 Shares outstanding on April 16, 2015.

On October 7, 2015, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 600,000 Shares at an exercise price of $0.05 per Share. One half of the shares underlying this warrant vest on June 15, 2016, and the other half vest on December 15, 2016.

Item 7. Material to Be Filed as Exhibits.

7.1	Warrant dated December 10, 2014

7.2	Warrant dated October 7, 2015

CUSIP No. 74048K104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015	By:	/s/ John Borza
John Borza